▪ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated

- Company Name: POSS-DLPC

- Total Asset (KRW): 11,848,203,000

- Total Equity (KRW): 11,848,203,000

- Total Liabilities (KRW): -

- Total Capital (KRW): 11,848,203,000

- Purpose of the company : to engage in processing and sales of automotive steel sheet
2. Name of Company Group: POSCO
3. Reason for Addition: the processing center is established to increase the sales of automotive steel sheet in Deli area, India.
4. Total number of affiliated companies after additional affiliation: 65
5. Date of Addition: February 5, 2007
6. Others

- POSCO invested 76.48% equities of POSS-DLPC.

- The above amount is applied with the exchange rate on Feb.5.2007 (~~W~~/$:938.10). Total capital of POSS-DLPC in USD is U$12,630,000.